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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         ADVANCED LOGIC RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                         ADVANCED LOGIC RESEARCH, INC.
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   007948102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  EUGENE Y. LU
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                         ADVANCED LOGIC RESEARCH, INC.
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (714) 581-6770
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                               ----------------

                                   Copies to:

           BRUCE R. HALLETT, ESQ.                         STEVE L. CAMAHORT, ESQ.
       BROBECK, PHLEGER & HARRISON LLP                BROBECK, PHLEGER & HARRISON LLP
      4675 MACARTHUR COURT, SUITE 1000                 SPEAR STREET TOWER, ONE MARKET
    NEWPORT BEACH, CALIFORNIA 92600-1846            SAN FRANCISCO, CALIFORNIA 94105-1000
               (714) 752-7535                                  (415) 442-0900

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Deuce Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Gateway 2000, Inc., a Delaware corporation, to purchase all of the Shares (as defined below) of Advanced Logic Research, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Offer to Purchase dated June 24, 1997.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Advanced Logic Research, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 9401 Jeronimo Road, Irvine, California 92618. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated June 24, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed by Deuce Acquisition Corporation, a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Gateway 2000, Inc., a Delaware corporation ("Parent"), and Parent with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all the issued and outstanding Shares at a price of $15.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated June 24, 1997, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 610 North Gateway Drive, North Sioux City, South Dakota 57049-2000.

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 19, 1997 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other subsidiary of Parent, or Shares held by stockholders who properly exercise their dissenters' rights under the General Corporation Law of the State of Delaware ("Delaware Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $15.50 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  a. The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

  b. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached to this Schedule 14D-9 and incorporated herein by reference. See "Executive Compensation and Other Information Concerning Directors and Executive Officers" therein.

  Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or its executive officers, directors or affiliates.

MERGER AGREEMENT

  The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Offer. The Merger Agreement provides that as promptly as reasonably practicable after the date of execution of the Merger Agreement, but in no event later than five business days after the public announcement of the execution of the Merger Agreement, Purchaser will commence the Offer for all of the outstanding Shares at a price of not less than $15.50 per share in cash, net to the seller, subject to the satisfaction of conditions set forth below and, subject only to the terms and conditions of the Offer, will pay, as promptly as reasonably practicable, after expiration of the Offer for all Shares duly tendered and not withdrawn. Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make any other changes in the terms and conditions of the Offer. However, no change may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer other than those described below or which extends the Offer (except as set forth in the following sentence). Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer) if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer, or (iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or
(ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of shares validly tendered and not withdrawn pursuant to the Offer is less than 90 percent of the outstanding Shares on a fully diluted basis. Pursuant to the Merger Agreement, Purchaser will commence the Offer for all of the outstanding Shares at a price of not less than $15.50 per share in cash, net to the seller, subject to the satisfaction of conditions set forth below and, subject only to the terms and conditions of the Offer, will pay, as promptly as reasonably practicable, after expiration of the Offer, for all Shares duly tendered and not withdrawn. Purchaser may waive any condition to the Offer, increase the price per Share payable in the Offer and make any other changes in the terms and conditions of the Offer. However, no change may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer other than those described below or which extends the Offer (except as set forth in the following sentence). Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer) if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, shall not be satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof applicable to the Offer, or (iii) extend the Offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or
(ii) of this sentence, if as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of shares validly tendered and not withdrawn pursuant to the Offer is less than 90 percent of the outstanding Shares on a fully diluted basis.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, at the election of Parent, either Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will cease or the Company will be merged with and into Purchaser and the separate corporate existence of the Company will cease. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent or owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the Delaware Law) will be converted into the right to receive the Merger Consideration. Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the corporation existing subsequent to the Merger (the "Surviving Corporation").

  Charter Documents; Initial Directors and Officers. The Merger Agreement provides that the Certificate of Incorporation of Purchaser in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the Delaware Law, provided, that Article First of the Certificate of Incorporation of the Surviving Corporation will be amended to read in its entirety as follows: "FIRST: The name of the corporation is Advanced Logic Research, Inc." The Merger Agreement also provides that the By-Laws of Purchaser in effect at the Effective Time shall be the By-Laws of the Surviving Corporation, until duly amended in accordance with the terms thereof and the Delaware Law. Pursuant to the Merger Agreement, the directors of Purchaser and the officers of the Company at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

  Stockholders Meeting. The Merger Agreement provides that the Company will take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its stockholders to consider and vote upon the approval of the Merger Agreement, the Merger and such other matters as may be necessary to effectuate the transactions contemplated by the Merger Agreement, if necessary to comply with applicable law, as promptly as practicable after the expiration of the Offer. The Company's Board of Directors will recommend such approval and take all lawful action to solicit such approval, provided, however, that the Company's Board of Directors at any time prior to such time of acceptance for payment of at least a majority of the Shares pursuant to the Offer, may withdraw, modify or change any such recommendations to the extent that the Company's Board of Directors (i) determines in good faith after consultation with and based upon the advice of independent legal counsel that the failure to so withdraw, modify or change its recommendation would cause the Company's Board of Directors to breach its fiduciary duties to the Company's stockholders under applicable law and (ii) the Company has received in writing a "Superior Proposal" (as defined below), which is then pending, which the Company's Board of Directors has determined to recommend to the stockholders of the Company. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal relating to a Competing Transaction (as defined below) made by a third party on terms which the Company's Board of Directors determines in its good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation) to be more financially favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment (based upon the advice of a financial advisor of nationally recognized reputation) of the Company's Board of Directors, is reasonably capable of being financed by such third party.

  Parent and Purchaser will vote all Shares over which they exercise voting control in favor of the Merger Agreement and the Merger. Under the Delaware Law, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders. For a further discussion of certain provisions of the Delaware Law applicable to the Merger, see Item 8. "Section 203."

  Conduct of Business. Pursuant to the Merger Agreement, prior to the Effective Time, except to the extent that Purchaser shall otherwise consent (including by virtue of action by the Company's Board of Directors approved by all of Purchaser's or Parent's designees, as applicable, at such time as they shall constitute a majority of the Company's Board of Directors), the Company shall, and shall cause its subsidiaries to, except as expressly permitted by the Merger Agreement, conduct their respective businesses in, and to not take any action except in, the ordinary course of business in a manner consistent with past practice. The Company shall, and shall cause its subsidiaries to, use their respective reasonable best efforts to preserve intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current business relationships of the Company and its subsidiaries, including, without limitation, with customers, licensors, suppliers, distributors and others with which the Company or any subsidiary has business relations. Without limiting the generality of the foregoing, and except as expressly permitted or specifically contemplated by the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company shall not, and it shall not permit any subsidiary to, directly or indirectly do, or propose to do, any of the following without the prior written consent of Purchaser (except as otherwise expressly permitted by the Merger Agreement):

    (i) (A) declare, set aside or pay any dividends on or other distributions in respect of any of its capital stock (other than dividends and distributions by any direct or indirect wholly-owned subsidiary of the Company to the Company), (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any shares of capital stock;

    (ii) issue, deliver, sell, pledge, dispose or encumber, or authorize or propose the issuance, delivery, sale, pledge, disposal or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or any rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest other than (A) the issuance of shares of the Company's common stock (the "Company Common Stock") upon the exercise of stock options granted under the Company's Flexible Stock Incentive Plan, Directors Nonqualified Stock Option Plan and 1996 Stock Option/Stock Issuance Plan (collectively the "Company Stock Option Plans") outstanding on the date of the Merger Agreement and in accordance with the current terms of such options, (B) issuances by a subsidiary of the Company of its capital stock to the Company or a subsidiary of the Company so long as the Company will, after such issuance, directly or indirectly own all the outstanding capital stock of such issuing subsidiary and (C) the grant of stock options to new hires in the ordinary course of business consistent with past practice and with the written consent of Parent;

    (iii) amend or propose to amend its Certificate of Incorporation or By-
  Laws;

    (iv) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

    (v) sell, lease, license, grant a security interest in, encumber or otherwise dispose of, or agree to sell, lease, grant a security interest in, encumber or otherwise dispose of, any of its material assets other than
  (A) sales or licenses of its products in the ordinary course of business consistent with past practice, (B) equipment and property no longer used in the operation of the Company's or any subsidiary of the Company's respective businesses and (C) assets related to any discontinued operations of the Company and any subsidiary of the Company which operations were discontinued prior to the date of the execution of the Merger Agreement;

    (vi) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any subsidiary of the Company or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice;

    (vii) (A) grant any increase in the compensation of any of its directors, officers or employees, except for increases for employees in the ordinary course of business consistent with past practices, (B) grant, pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing employee benefit plan, program, arrangement, agreement or contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), maintained or contributed to by the Company or any subsidiary of the Company, or with respect to which the Company or any subsidiary of the Company could incur liability under Sections 4069, 4212(c) or 4204 of ERISA (the "Company Benefit Plans") as in effect on the date hereof to any director, officer or employee, (C) enter into any new employment, severance or termination plan, program, arrangement, agreement or contract with any such director, officer or employee or (D) except as may be required to comply with applicable law, become obligated under any Company Benefit Plan that was not in existence on the date of the execution of the Merger Agreement or amend any such plan in existence on the date of the execution of the Merger Agreement to enhance the benefits thereunder;

    (viii) make any capital expenditure or expenditures which exceed $250,000 in the aggregate; or

    (ix) authorize any of, or commit or agree to take any of, the actions described in the immediately foregoing paragraphs (i) through (viii).

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed to immediately cease and cause to be terminated all existing discussions or negotiations relating to a Competing Transaction, other than with respect to the transactions contemplated by the Merger Agreement, with any parties conducted prior thereto. The Company has agreed not to, directly or indirectly, and to instruct its representatives not to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction or enter into or maintain discussions or negotiate with any person in furtherance of or relating to such inquiries or to obtain a Competing Transaction or agree to or endorse any Competing Transaction or authorize or permit any representative of the Company or any of its subsidiaries to take any such action. The Company also agreed to use its best efforts to cause its representatives and subsidiaries not to take any such action and to promptly notify Parent if any such inquiries or proposals are made regarding a Competing Transaction and as to the material details of any such inquiry or proposal and, if in writing, to promptly deliver or cause to be delivered to Parent a copy of such inquiry or proposal. The Company also agreed to keep Parent informed, on a current basis, of the details of any such inquiries and the status and terms of any such proposals; provided, however, that prior to the time of acceptance for payment of at least a majority of Shares pursuant to the Offer, the Merger Agreement shall not prohibit the Company's Board of Directors from (i) furnishing information to, or entering into discussions or negotiations with, any person that after the date of the Merger Agreement makes an unsolicited bona fide proposal regarding a Competing Transaction or agreeing to or endorsing any Competing Transaction, if, and only to the extent that, (A) the Company's Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is required for the Company's Board of Directors to comply with its fiduciary duties to the Company's stockholders imposed by the Delaware Law, (B) prior to furnishing such information to, or entering into discussions or negotiations with such person or agreeing to or endorsing any Competing Transaction, the Company's Board of Directors determines in good faith, after consultation with and based upon the advice of a financial advisor of a nationally recognized reputation, that such Competing Transaction is a Superior Proposal, (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company provides written notice to Purchaser to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, (D) prior to furnishing such information to such person, the Company receives from such person an executed confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement between the Company and Parent, and (E) such information to be so furnished has been previously delivered to Parent; or
(ii) complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") with regard to a Competing Transaction.


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

  For purposes of the Merger Agreement, "Competing Transaction" means any of the following involving the Company or any of its subsidiaries (other than the entering into or consummation of the transactions contemplated by the Merger Agreement): (a) any merger, consolidation, share exchange, business combination, or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantial assets (other than assets held in inventory for resale in the ordinary course of business) of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (c) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection therewith; (d) any solicitation of proxies in opposition to approval by the Company's stockholders of the Merger; (e) the acquisition by any person, after the date hereof, of beneficial ownership or the right to acquire beneficial ownership of, or the formation of any "group" (as such term is defined under Section 13(d) of the Exchange Act), that beneficially owns or has the right to acquire beneficial ownership of 20% or more of the then outstanding shares of capital stock of the Company, or the acquisition by any person or "group" that, as of the date hereof, beneficially owns 20% or more of the outstanding shares of capital stock of the Company (other than any passive institutional investor) of beneficial ownership or the right to acquire beneficial ownership of any additional shares of capital stock of the Company; (f) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock; (g) the repurchase by the Company or any subsidiary of the Company of shares of Company Common Stock; or (h) any agreement to, or public announcement by the Company or any other person, entity or group of a proposal, plan or intention to, do any of the foregoing.

  Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, Shares constituting a majority of the then outstanding Shares by Purchaser pursuant to the Offer, Purchaser from time to time shall be entitled to designate such number of directors (rounded up to the next whole number) on the Company's Board of Directors as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, that percentage of the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to the Merger Agreement) equal to the percentage of then outstanding Shares owned by Purchaser and Parent (provided that such percentage of the total number of directors shall not be less than a majority of the Company's Board of Directors), at such time, cause Purchaser's designees to be elected by the existing Company's Board of Directors, provided, however, that in the event that such designees are elected to the Company's Board of Directors, from the date of the Merger Agreement until the Effective Time, the Company's Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor affiliates of Purchaser or Parent (the "Independent Directors"); and provided further that if the number of Independent Directors shall be reduced below two for any reasons whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

  Subject to applicable law, the Company shall take all actions requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder by the Commission, and the Company agrees to make such mailing with the mailing of its Schedule 14D-9. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute that percentage of the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) equal to the percentage of then outstanding Shares owned by Purchaser and Parent (provided that such percentage of the total number of directors shall not be less than a majority of the Company's Board of Directors).

  The Merger Agreement also provides that following the election of Purchaser's designees, pursuant to the Merger Agreement, prior to the Effective Time, any amendment or termination of the Merger Agreement or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Independent Directors.

  Directors' and Officers' Indemnification. The Merger Agreement requires that the Certificate of Incorporation and By-Laws of the Surviving Corporation contain the same provisions with respect to indemnification, advancement and director exculpation as set forth in the Certificate of Incorporation and By-Laws of the Company as of the date of the Merger Agreement, and that such provisions not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were entitled to indemnification, advancement or exculpation under the Certificate of Incorporation or By-Laws of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, interpretation, permit, injunction, writ, judgment, decree or order ("Law").

  Purchaser will not permit the provisions with respect to indemnification, advancement or director exculpation set forth in the Certificate of Incorporation and By-Laws of any of the Company's subsidiaries on the date of the Merger Agreement to be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were entitled to indemnification, advancement or exculpation under any such Certificate of Incorporation or By-Laws in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by Law.

  The Merger Agreement further provides that from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors and employees of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of (with approval of Parent and the Surviving Corporation), or otherwise in connection with, any claim, action, suit, proceeding or investigation, based in whole or in part on the fact that such person is or was such a director, officer or employee and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the fullest extent permitted under the Delaware Law (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the Delaware Law, upon receipt from the Indemnified Party to whom expenses are advance of the undertaking to repay such advances contemplated by Section 145(e) of the Delaware Law).

  Parent has agreed to maintain in effect for not less than six years after the Effective Time (except to the extent not generally available in the market) directors' and officers' liability insurance that is substantially equivalent in coverage to the Company's current insurance, with an amount of coverage of not less than the amount of coverage maintained by the Company as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time; provided, however, that Parent is not required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (which the Company represented and warranted to have been $250,000 plus applicable taxes), but in such case shall purchase as much coverage as possible for such amount.

  Company Options. The Merger Agreement provides that, at the Effective Time, each option to purchase shares of Company Common Stock (each a "Company Option") issued pursuant to the Company Stock Option Plans or granted by the Company to any person outside of any Company Stock Option Plan that is outstanding and unexercised immediately prior to the Effective Time shall be converted, at the Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Company Stock Option Plans and the underlying option agreements (as modified by the Merger Agreement), that number of shares of common stock, $.01 par value, of Parent (the "Parent Common Stock") determined by multiplying the number of shares of Company Common Stock subject to such option by the Exchange Ratio (as defined herein) (rounded up to the nearest whole share) at a price per share of Parent Common Stock equal to the exercise price per share of Company Common Stock under such Company Option divided by the Exchange Ratio (rounded up to the nearest whole cent); provided, however, that in the case of any option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of its qualification under section 422 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. The term "Exchange Ratio" means that amount equal to the price of the Offer divided by the closing price of Parent Common Stock on the New York Stock Exchange, Inc. ("NYSE") for the twenty consecutive trading days immediately preceding the date of the Effective Time. The Company agreed to take all necessary action to effectuate the foregoing and, except with respect to options currently outstanding under the Directors' Non-Qualified Stock Option Plan (which the Company has advised Purchaser consists of 72,500 shares), to preclude the acceleration of any vesting or other provisions of any Company Option, including pursuant to a Company Stock Option Plan or any agreement evidencing the grant of a Company Option, as a result of the Merger Agreement and the transactions contemplated by the Merger Agreement.

  Employees. Following the Effective Time, the Surviving Corporation agreed to honor in accordance with their terms all bonus, deferred compensation, severance pay, insurance, stock purchase, stock option or other fringe benefits plan, program or arrangement and all accrued benefits vested thereunder. Purchaser agreed to provide, after the Effective Time, or cause the Surviving Corporation to provide employees of the Company and its subsidiaries retained and who continue to be employed by Purchaser with employee benefits (other than stock options) in the aggregate substantially no less favorable than those benefits provided to Purchaser's similarly situated employees for a period ending on the first anniversary of the Effective Time.
  Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (subject to the provisions of the Merger Agreement) and may postpone the acceptance of, and payment for, subject to Rule 14e-1(c) of the Exchange Act, any Shares tendered, if:

    (i) prior to expiration of the Offer there are not validly tendered and not withdrawn at least a majority of the outstanding shares on a fully diluted basis (the "Minimum Condition"),

    (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or

    (iii) at any time on or after the date of execution of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

      (a) there shall have been instituted by any Governmental Authority any action or proceeding before any Governmental Authority (including such Governmental Authority instituting or initiating such action or proceeding), (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser, or any other affiliate of Parent, or the consummation of any other transaction contemplated by the Merger Agreement, or seeking to obtain material damages in connection with any transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or to hold separate all or any material portion of the business or assets of the Company,

    Parent or any of their respective subsidiaries, as a result of the transactions contemplated by the Merger Agreement; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; or (v) which otherwise has a Company Material Adverse Effect (as defined in the Merger Agreement) or which relates to the transactions contemplated by the Merger Agreement and has a Purchaser Material Adverse Effect (as defined in the Merger Agreement);

      (b) there shall have been any action taken, or any Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to
    (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, by any government or Governmental Authority other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, which is reasonably likely to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

      (c) there shall have occurred any change, condition, event or development that has a Company Material Adverse Effect;

      (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE or the National Association of Securities Dealers, Inc. Automatic Quotation/National Market System ("NASDAQ/NNM") (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
    (iii) any limitation (whether or not mandatory) by any government or Governmental Authority of the United States on the extension of credit by banks or other lending institutions or (iv) a commencement of a war or material armed hostilities or other national or international calamity involving the United States;

      (e) the Company or any of its subsidiaries shall have sustained a loss or interference with its business by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which constitutes a Company Material Adverse Effect, whether or not said loss shall have been insured, which will, in the reasonable opinion of Parent, make it inadvisable or impractical to proceed with the Offer;

      (f) (i) it shall have been publicly disclosed or Parent or Purchaser shall have otherwise learned that beneficial ownership of 20% or more of the then outstanding Shares has been acquired by any person, other than Parent or any of its affiliates or any other person not required to file a Schedule 13D under the rules promulgated under the Exchange Act or (ii) (A) the Board or any committee thereof shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Competing Transaction or any other acquisition of Shares other than the Offer or the Merger or (B) the Board or any committee thereof shall have resolved to do any of the foregoing;

      (g) the representations and warranties of the Company in the Merger Agreement shall not be true and correct as of the date of the execution of the Merger Agreement or as of the expiration of the Offer except for
    (i) changes specifically contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date) and in each case except where failure to be so true and correct would not have a Company Material Adverse Effect (other than representations and warranties that are already so qualified or that are qualified as to the prevention or delay of the consummation of any of the transactions contemplated by the Merger Agreement or as to the performance by the Company of its obligations under the Merger Agreement, which in each such case shall be true and correct as written);

      (h) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement unless all such failures together in their entirety, would not, individually or in the aggregate, have a Company Material Adverse Effect;

      (i) the Merger Agreement shall have been terminated in accordance with its terms; or

      (j) Parent and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion, subject in each case to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to execute any of the foregoing rights shall not be deemed a waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  Conditions to the Obligations of Each Party. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of a number of conditions, including, but not limited to, (i) the approval and adoption of the Merger Agreement by the stockholders of the Company (if required), (ii) the expiration of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any required approvals in connection with any premerger notification filing with the German Federal Cartel Office, (iii) no United States (federal, state or local) or foreign government or governmental regulatory, administrative authority, agency, commission, board, bureau, court or instrumentality or arbitrator of any kind ("Governmental Authority"), having enacted, issued, promulgated, enforced or entered into any law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, that is then in effect and has the effect of prohibiting the consummation of the Merger, and (iv) the Offer not having been terminated in accordance with its terms prior to the purchase of any Shares.

  Conditions to the Obligations of Parent and Purchaser. The Merger Agreement provides that the obligations of Parent and Purchaser to consummate the Merger is subject to the satisfaction of a number of further conditions, including but not limited to, (i) the accuracy of representations and warranties as of the times specified in the Merger Agreement, (ii) the performance by the Company, in all material respects, with its agreements and covenants contained in the Merger Agreement and (iii) receipt of an Accountant's Letter from the Company's independent auditors regarding agreed-upon procedures relating to unaudited information after September 30, 1996.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations by the Company as to corporate organization and qualification, subsidiaries, capitalization, authority to enter into the Merger Agreement, filings with the Commission and other governmental authorities, the absence of certain changes or events, intellectual property, material contracts, environmental matters, employee benefit matters, the opinion of the Company's financial advisor, labor relations, the application of California law, tax returns, audits, brokers and litigation.

  Expenses. The Merger Agreement provides that, if (i) Parent terminates the Merger Agreement because the Company withdraws, modifies or changes its recommendation of the Merger Agreement or Merger or recommends a Competing Transaction or resolves to do so or because the Company is in breach of any material provision of the Merger Agreement; (ii) the Company terminates the Merger Agreement because the Company's Board of Directors recommends a Superior Proposal or resolves to do so; (iii) Parent terminates the Offer because the Minimum Condition is not satisfied and at or prior to such time the Company has received one or more proposals for a Competing Transaction which at the time of such occurrence has not been absolutely and unconditionally withdrawn or abandoned; or (iv) within six months after the date of termination of the Merger Agreement (other than a termination solely pursuant to Section 8.1(a) (mutual agreement), (e) (breach of any material provision of the Merger Agreement by Parent or Purchaser) or (g) (failure of Purchaser to timely commence the Offer) of the Merger Agreement at which time the Merger Agreement is not terminable pursuant to any other provision of
Section 8.1 thereof) of the Merger Agreement a Competing Transaction is entered into by the Company, then promptly after such termination (or, with respect to item (iv), upon the entering into of such Competing Transaction) by Purchaser, Parent or the Company, the Company shall pay to Parent an amount equal to $7,500,000 (the "Break-up Fee") and shall reimburse Parent for all of its expenses up to an amount equal to $1,500,000; provided that with respect to item (iii), the Company shall pay to Parent an amount equal to $2,500,000 (the "Initial Break-up Fee") plus all of Parent's expenses up to an amount equal to $1,500,000 promptly following such termination and the balance of the Break-up Fee only shall be payable subject to the terms of item (iv) above.

  Except as set forth in the above paragraph, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any transaction contemplated by the Merger Agreement is consummated, other than expenses of the Company's stockholders that entered into the Stockholders Agreement for services provided by the Company's principal outside counsel that are ancillary to those provided by such counsel to the Company in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which may be paid by the Company.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, as follows:

    (i) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;

    (ii) by either Parent or the Company, if either (a) the Effective Time shall not have occurred on or before November 15, 1997; provided, however, that the right to terminate the Merger Agreement under this Section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (b) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or any order that is final and nonappealable preventing the consummation of the Merger, except if the party relying on such order has not complied with its obligations under Section 6.6(b) (consisting of its agreement to take all other appropriate actions in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement) of the Merger Agreement or (c) Purchaser or Parent shall have terminated the Offer in accordance with its terms and conditions without purchasing any Shares pursuant thereto;

    (iii) by Parent, if the Company's Board of Directors (a) withdraws, modifies or changes its recommendation of the Merger Agreement or the Merger in a manner adverse to Parent or Purchaser, (b) shall have recommended to the stockholders of the Company any Competing Transaction or
  (c) shall have resolved to do any of the foregoing;

    (iv) by Parent, if there has been a breach of any material representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the condition to Parent and Purchaser's obligations set forth in Section 7.2(a) of the Merger Agreement (breach of representations) would not be satisfied (a "Terminating Company Breach"); provided, however, that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts (but in no event longer than thirty days after Parent's notification of the Company of the occurrence of such Terminating Company Breach), Parent may not terminate the Merger Agreement pursuant to this provision;

    (v) by the Company, if there has been a breach of any material representation, warranty, covenant or agreement on the part of Parent and Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent and Purchaser shall have become untrue in any material respect ("Terminating Purchaser Breach"); provided, however, that, if such Terminating Purchaser Breach is curable by Parent and Purchaser through the exercise of their reasonable best efforts and for so long as Parent and Purchaser continue to exercise such reasonable best efforts (but in no event longer than thirty days after the Company's notification of Parent of the occurrence of such Terminating Purchaser Breach), the Company may not terminate the Merger Agreement pursuant to this provision;

    (vi) by the Company, if, prior to such time as Purchaser's designees constitute a majority of the members of the Company's Board of Directors, the Company's Board of Directors shall have recommended to the stockholders of the Company any Superior Proposal, which is then pending, or resolved to do so, provided that any termination of the Merger Agreement by the Company pursuant to this provision shall not be effective until the close of business on the second full business day after notice of such termination to Parent; or

    (vii) by the Company, if Parent, Purchaser or an affiliate of Parent shall have failed to commence the Offer within five business days after the public announcement of the execution of the Merger Agreement.

  Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser and Parent have agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

  Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under the Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware Law. Under the Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Parent or Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

THE STOCKHOLDERS AGREEMENT

  The following summary of the stockholders agreement, by and between the Parent, Purchaser and the stockholders listed on Schedule I to the Merger Agreement (each a "Selling Stockholder") (the "Stockholders Agreement") is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit 2 hereto. The Stockholders Agreement should be read in its entirety for a more complete description of the matters summarized below.

  Parent, Purchaser and Wearnes Technology (Private) Limited, Eugene Y. Lu, Chun Win Wong and Philip A. Harding, have entered into the Stockholders Agreement, pursuant to which, among other things, each such stockholder has agreed to vote the Shares then owned by such stockholder in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and the Stockholders Agreement and any other actions required in furtherance thereof and against any Competing

Transaction and any actions in furtherance thereof, to grant Purchaser an irrevocable proxy to vote such Shares, to tender all Shares then owned by such stockholder to Purchaser in accordance with the Offer as soon as practicable (and in any event within five business days) of the commencement of the Offer and to grant an option to purchase such Shares at a price of $15.50 per Share, under certain circumstances. Wearnes, Mr. Lu, Mr. Wong and Mr. Harding beneficially owned of record 4,780,549, 410,000, 30,000 and 25,704 Shares, respectively, at the time of execution of the Stockholders Agreement, representing approximately 42% of the issued and outstanding Shares and approximately 38% on a fully diluted basis. In addition, Messrs. Lu, Wong and Harding own vested options to acquire 45,316, 17,500 and 17,500 Shares, respectively, which Shares, issuable upon exercise of such options, would be subject to the provisions of the Stockholders Agreement.

THE RETENTION AGREEMENT

  In connection with the Offer and the Merger, Parent entered into an agreement with each of the following executive officers of the Company, as described below: Eugene Y. Lu, Chairman of the Board, President and Chief Executive Officer; David L. Kelly, Vice President, Hardware Engineering; Donald E. Kullgren, Director, Manufacturing Operations; Vic Sangveraphunsiri, Vice President, Systems Engineering, Director Asia Operations; Ronald J. Sipkovich, Vice President Finance, Chief Financial Officer; Toan Q. Luu, Vice President, Procurement,; Benedict R. Marchak, Vice President, Personal Computer Products; Genevieve Ortegon, Vice President, Marketing; and Vikram S. Sial, Vice President, Treasurer, Assistant Secretary (each an "Executive Officer") (the "Retention Agreement"). The following summary of the Retention Agreement is qualified in its entirety by reference to the Retention Agreement, a copy of which is filed as Exhibit 3 hereto. The Retention Agreement should be read in its entirety for a more complete description of the matters summarized below.

  The Retention Agreement provides for a one time stock option grant at the Effective Time under Parent's 1996 Long-Term Equity Incentive Plan (each grant an "Incentive Grant"), such grants at the closing price of Parent's common stock, par value $.01 per share, on the New York Stock Exchange on the date of the Effective Time. Options granted pursuant to the Retention Agreement vest one-third on each year on the anniversary date of the grant and are exercisable in the event of termination of the Executive Officer (i) to the extent vested as of the date of termination in the event of termination with cause and (ii) to the extent vested as of the last day of work in the event of voluntary resignation (other than in the event of involuntary relocation of greater than 25 miles or a 15% or greater diminution in salary (each, a "Constructive Termination Event")). In the event of termination without cause (or voluntary resignation after a Constructive Termination Event), (i) the entire Incentive Grant will vest, and (ii) all prior unvested Company Options converted to options to purchase Parent Common Stock pursuant to the Merger Agreement will vest and are exercisable within one year of the termination date in the event of termination due to death, disability or approved retirement, and within 90 days of the termination in the event of termination without cause for all other reasons. Further, in the event of termination without cause within 12 months following the Effective Time, the Executive Officer will receive 12 months payment of base salary, paid on a month to month basis or in a lump sum within 30 days in the event the Executive Officer becomes employed during that period. If the Executive Officer is terminated without cause between the thirteenth and twenty-fourth month following the Effective Time, the Executive Officer will receive 12 months payment of base salary, reduced by one month for each month after the thirteenth month that the termination occurs, paid on a month to month basis or in a lump sum within 30 days in the event that the Executive Officer becomes employed during that period. The Executive Officer and eligible dependents may continue health and dental coverages during this period with reimbursement by Parent for increased costs.

  Each Executive Officer has agreed as part of the Retention Agreement not to disclose any confidential or proprietary information, nor to solicit any employee, customer or supplier of the Company or Parent while employed or for one year following termination of employment without express written permission of Parent, to assign all rights in inventions to Parent and not to compete with the Company or Parent.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 Recommendation of the Board of Directors.

  The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion, dated June 19, 1997, received by the Company from PaineWebber Incorporated ("PaineWebber") that, as of such date, the proposed cash consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders (other than the Purchaser and its subsidiaries) from a financial point of view. The full text of the fairness opinion received by the Company from PaineWebber is filed as Exhibit 4 to this Schedule 14D-9 and is also attached hereto as Annex B. Stockholders are urged to read such opinion in its entirety.

  As set forth in the Offer Documents, Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the Delaware Law, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Further, under the Delaware Law, if Purchaser acquires at least 90% of the outstanding shares, Purchaser will be able to approve the Merger without a vote of the Company's stockholders.

  The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, July 22, 1997, unless Parent, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Parent on June 19, 1997 announcing the Merger and the Offer is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 Background of the Offer.

  On February 21, 1997, representatives of Parent and the Company negotiated and executed a confidentiality agreement.

  On March 19, 1997, representatives of Parent and its financial advisor, Deutsche Morgan Grenfell, Inc. ("DMG"), met with representatives of the Company and PaineWebber in Irvine, California to discuss a potential acquisition or other business arrangement with the Company, such as a possible OEM relationship.

  During the period of March 21, 1997 through March 31, 1997, representatives of DMG and PaineWebber had numerous discussions regarding the Company's business and operations and the possible acquisition of the Company by Parent. Again, no formal acquisition proposal was made.

  On April 22 and April 23, representatives of Parent, DMG, the Company and PaineWebber met at Parent's offices in North Sioux City, South Dakota as well as other locations in and around the North Sioux City area to discuss the business and operations of the Company. On May 1, 1997, Theodore W. Waitt, Chairman and CEO of Parent, Richard D. Snyder, President and Chief Operating Officer of Parent, Stephen P. Johns, Director of Corporate Development of Parent, and representatives of DMG met to discuss potential alternative strategic transactions with the Company. The following day, representatives of DMG and PaineWebber conferred to develop a procedure for further discussions.

  On May 9, 1997, Mr. Waitt and Mr. Eugene Y. Lu, Chairman of the Board, President and Chief Executive Officer of the Company, met at Mr. Lu's residence in Orange County, California to discuss certain matters relating to a possible acquisition by Parent of the Company. Also on May 9, PaineWebber requested that DMG submit a proposal on behalf of Parent, prior to additional due diligence meetings.

  Over the next few days, representatives of Parent, DMG and Parent's outside counsel, Kaye, Scholer, Fierman, Hays & Handler, LLP ("Kaye, Scholer"), held numerous discussions regarding the terms of a potential transaction between Parent and the Company. On May 13, 1997, a non-binding term sheet outlining a proposed acquisition of the Company by Parent based upon a purchase price at a premium to the then current market price of the Shares was sent to PaineWebber and, over the next few days, representatives of DMG and PaineWebber held numerous discussions regarding such proposal. PaineWebber informed DMG that the Company was not prepared to continue the due diligence process based upon the purchase price then being proposed.

  On June 3 and 4, 1997, Messrs. Waitt, Snyder and Lu reopened discussions of a proposed transaction based upon a potentially higher price. In such conversation, Mr. Lu expressed the desire of the Company to obtain an offer that would represent both a substantial premium to the then-current trading price for the Shares and a price above the 12-months' high sales price for the Shares. Mr. Waitt indicated he was willing to proceed on the basis of a final purchase price of $15.25 per share. Mr. Lu contacted individual members of the Board to obtain their reaction to this development. On June 4, 1997, Messrs. Waitt and Lu had an additional conversation in which the parties agreed to continue to investigate the possibility of a transaction on the basis of a purchase price of $15.50 per Share. Representatives of Parent and the Company agreed to continue the diligence process and, over the next week, representatives of the Company, Parent, DMG, PaineWebber, Kaye, Scholer and the Company's outside counsel, Brobeck, Phleger & Harrison LLP ("Brobeck"), met relating to Parent's conducting of further due diligence on the Company.

  On June 11, 1997, drafts of the Merger Agreement and the Stockholders Agreement were delivered to the Company, Brobeck and PaineWebber for their review.

  On June 13, 1997, representatives of the Company, Parent, DMG, PaineWebber, Kaye, Scholer and Brobeck met in Irvine and telephonically to begin negotiations of the terms of the Merger Agreement and ancillary agreements.

  On June 13, 1997, the Board held a special meeting to receive an update regarding the proposed business combination. All of the Company's directors were present in person or by telephone. The Board heard a detailed presentation by its legal counsel with respect to the members' fiduciary duties. At the meeting, the Board reviewed the first draft of the Merger Agreement, and the principal open issues related thereto, with the Company's management, representatives of Brobeck and representatives of PaineWebber. In addition, the Board reviewed certain interests members thereof may have in the proposed transaction including certain members or their affiliates entering into the Stockholders Agreement and/or the Retention Agreement and the proposed acceleration and cash-out, pursuant to their terms, of the Stock Options of the outside directors. Representatives of PaineWebber described the financial analysis of the proposed transaction that they were performing for the Company and the preliminary results thereof. The Board discussed alternatives reasonably available to the Company with the Company's management and legal and financial advisors. At the conclusion of such meeting, the Board authorized continued negotiation of the terms of the proposed transaction.

  On June 16, 1997, representatives of the Company and Brobeck met telephonically with representatives of Parent and Kaye, Scholer to further negotiate the terms of the proposed Merger Agreement and ancillary agreements.

  Representatives of the Company, Brobeck and PaineWebber met telephonically with representatives of Parent, Kaye, Scholer and DMG on June 17, 18 and 19, 1997 to finalize negotiations of the Merger Agreement and ancillary agreements.

  On June 19, 1997, the Company's Board held a special meeting at Brobeck's offices in Newport Beach, California to consider the Merger Agreement, the Stockholders Agreement, the Offer, the Merger and the transactions contemplated thereby. All of the Company's directors were present at the meeting. At the meeting, the Board reviewed the Merger Agreement, the Stockholders Agreement, the Offer, the Merger and the transactions contemplated thereby with the Company's management, representatives of Brobeck and representatives of PaineWebber. The Board heard a presentation by its legal counsel with respect to the members' fiduciary duties and the terms of the proposed Offer and Merger and by representatives of PaineWebber with respect to the financial terms of the proposed Offer and the Merger. The Board discussed among themselves and with the Company's management and advisors alternatives reasonably available to the Company. At the conclusion of their presentation, representatives of PaineWebber delivered their oral opinion to the Board (subsequently confirmed in writing) that, as of such date, the proposed cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  Based upon such discussions, presentations and opinion, the Board unanimously (i) approved the Offer, the Merger and the Merger Agreement, in the form presented to the Board, and the transactions contemplated by the Merger Agreement, and (ii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. Later that same day, (i) representatives of the Company, Parent and Purchaser signed the Merger Agreement, (ii) representatives of Parent and Purchaser, a representative of Wearnes Technology (Private) Limited, Mr. Lu, Philip A. Harding and Chun Win Wong signed the Stockholders Agreement, (iii) a representative of Parent and each of Eugene Y. Lu, David L. Kelly, Donald E. Kullgren, Visish Sangveraphunsiri, Ronald J. Sipkovich, Toan Q. Luu, Benedict
R. Marchak, Genevieve Ortegon and Vikram S. Sial signed the Retention Agreement and (iv) Parent and the Company issued a joint press release with respect to the Offer and the Merger.

 Reasons for the Recommendation.

  In reaching its conclusions described above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

  1. the financial and other terms and conditions of the Offer and the Merger Agreement;

  2. the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects, including the view of the Company's management that the Company would likely face increasing difficulties as a stand-alone company in its changing competitive environment because, among other things, it lacked the size and financial resources necessary to fully exploit the diverse and growing markets which it serves, such difficulties being evidenced by, among other things, the recent downward revision in the Company's sales for the fiscal quarter ending June 30, 1997;

  3. the facts that the $15.50 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a 29.2% premium over the closing market price of $12.00 per Share on June 18, 1997, the last full trading day prior to the approval of the Merger Agreement by the Company's Board of Directors, and premiums of 34.4%, 48.3% and 45.2% over the average closing prices for the 30-day period, the 60-day period and the 120-day period, respectively, preceding June 18, 1997, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

  4. the fact that the Offer and the Merger would not be subject to any financing condition, that Parent has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause Purchaser to fully perform all of Purchaser's obligations under the Merger Agreement;

  5. the opinion of PaineWebber, dated June 19, 1997, that, as of such date, the proposed cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair to such stockholders (other than Parent and its subsidiaries) from a financial point of view; a copy of PaineWebber's written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by PaineWebber. In connection with delivering its opinion, PaineWebber made a presentation to the Company's Board of Directors at its meeting on June 19, 1997, as to various financial and other matters underlying such opinion including, among other things, (a) a review of the Company's historical and projected operating performance, (b) a review of the historical stock prices and trading volumes of the Shares, (c) a review of the public market value and trading multiples of certain publicly traded computer hardware manufacturers and of certain computer and automated office equipment companies with market capitalizations between $75,000,000 and $500,000,000, (d) a review of certain transactions in the personal computer and high-end computer industry, (e) a review of premiums paid in cash tender offers with values between $100,000,000 and $500,000,000 since January 1, 1994, (f) a discounted cash flow valuation of the Company, and (g) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance;

  6. the likelihood that the proposed Merger would be consummated, including the terms of the Merger Agreement related thereto and the reputation and experience of Parent;

  7. the opinion of the Company's management that the strategic fit between Parent and the Company would likely yield business and operational synergies, a portion of which could be passed on to the Company's current stockholders in the form of a premium over the preexisting market price for the Shares;

  8. a review of possible values realizable by the Company's stockholders through other alternatives, including information relating to previous efforts by Wearnes Technology to identify and solicit proposals from other potential purchasers of Wearnes Technology's equity stake in the Company;

  9. the requirement by Parent, as a condition to entering into the Merger Agreement, that the Selling Stockholders (who collectively own approximately 42% of the outstanding shares) enter into, and the deleterious effect on potential subsequent Takeover Proposals of, the Stockholders Agreement; and

  10. the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under the Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $7,500,000 termination fee and up to $1,500,000 of Parent's expenses associated with the Offer and the Merger. See Item 3. "Identity and Background--Merger Agreement-- Expenses" and "--Termination of the Merger Agreement."

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained PaineWebber as its financial advisor in connection with the Offer and the Merger. Pursuant to its agreements with the Company, dated June 12, 1997, PaineWebber (i) became entitled to receive a fee of $225,000 immediately upon rendering an opinion as to whether or not the consideration to be received in the Merger is fair, from a financial point of view, to the shareholders of the Company and (ii) is entitled to receive at the Effective Time an amount equal to $1,215,000 less the $225,000 paid pursuant to clause
(i) above. In addition, the Company has agreed to reimburse PaineWebber periodically for its reasonable out-of-pocket expenses incurred in connection with the Merger, including the fees, disbursements and other charges of its legal counsel; in the event that the Merger is consummated and PaineWebber is paid a transaction fee, PaineWebber shall not be entitled to any expenses reimbursement in connection with the Merger. In addition, the Company has agreed to indemnify PaineWebber, its affiliated companies, and each of PaineWebber's and such affiliated companies' respective officers, directors, agents, employees and controlling persons against certain liabilities (and certain related expenses) relating to or arising out of its engagement.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

  (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

SECTION 203.

  As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Stockholders Agreement and Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Merger, the Offer and the related transactions.

ANTITRUST.

  Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

  Pursuant to the requirements of the HSR Act, Parent filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on June 20, 1997, and the Company expects to file the Forms with such agencies on June 24, 1997. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Saturday, July 5, 1997. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Parent may, without the consent of the Company, extend the Offer from time to time until the date that such waiting period has expired or been terminated.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3, "Identity and Background--The Merger Agreement--Conditions to the Obligations of Each Party" and "--Conditions to the Obligations of Parent and Purchaser."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 Merger Agreement dated as of June 19, 1997 among Parent, Purchaser and the Company
 Exhibit 2 Stockholders Agreement dated as of June 19, 1997 among Wearnes
           Technology (Private) Limited, Eugene Y. Lu, Chun Win Wong, Philip A.
           Harding, Parent and Purchaser
 Exhibit 3 Retention Agreement dated as of June 19, 1997 among Parent and
           Eugene Y. Lu, David L. Kelly, Donald E. Kullgren, Visish
           Sangveraphunsiri, Ronald J. Sipkovich, Toan Q. Luu, Benedict R.
           Marchak, Genevieve Ortegon and Vikram S. Sial
 Exhibit 4 Opinion of PaineWebber Incorporated, dated June 19, 1997 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)
 Exhibit 5 Press Release of the Company and Parent, issued June 19, 1997
 Exhibit 6 Article Ten of the Certificate of Incorporation of the Company
 Exhibit 7 Article Nine of the By-Laws of the Company
 Exhibit 8 Letter dated June 24, 1997 from Eugene Y. Lu to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 1997

                                          ADVANCED LOGIC RESEARCH, INC.


                                          By: /s/ Eugene Y. Lu
                                             ---------------------------------
                                             Eugene Y. Lu
                                             Chairman of the Board, President
                                              and
                                             Chief Executive Officer

                                                                        ANNEX A

                         ADVANCED LOGIC RESEARCH, INC.
                              9401 JERONIMO ROAD
                           IRVINE, CALIFORNIA 92618
                                (714) 581-6770

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

GENERAL

  This Information Statement is being mailed on or about June 24, 1997, with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Advanced Logic Research, Inc. (the "Company") with respect to the Offer to Purchase dated June 24, 1997 (as supplemented, the "Offer to Purchase") of Deuce Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Gateway 2000, Inc. ("Parent"). Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock") of the Company at a price of $15.50 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 19, 1997 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (the "Purchaser Designees") to at least a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the meanings assigned to them in the Schedule 14D-9.

  The information with respect to the Purchaser Designees has been supplied to the Company by Purchaser for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE PURCHASER DESIGNEES

  Pursuant to the Merger Agreement and subject to compliance with applicable law, upon Parent's or Purchaser's, as applicable, acceptance for payment of a majority of the then outstanding shares of Common Stock pursuant to the Offer, Purchaser will be entitled to designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Company as will give Parent or Purchaser, as applicable, that percentage of the total number of directors on the Board (giving effect to the election of any additional directors) equal to the percentage of then outstanding Shares owned by Parent or Purchaser (provided that such percentage of the total number of directors shall not be less than a majority of the Board). The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company (each such director, an "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger; provided, however, that if the number of Independent Directors shall be reduced below two for any reasons whatsoever, the remaining Independent Director or other directors, as applicable, shall fill such vacancy or vacancies by designation of a person or persons eligible to serve pursuant to the terms of the Merger Agreement. The Company has agreed to take all action necessary to effect the election of the Purchaser Designees to the Board, including, in connection therewith, increasing the size of the Board or seeking and obtaining the resignation of such number of its current directors or both to enable the Purchaser Designees to be elected to the Board as provided above.

  Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchaser has consented to act as a director, if so designated. The business address of each such person is c/o Gateway 2000, Inc., 610 Gateway Drive, North Sioux City, South Dakota 57049-2000.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Parent or Purchaser, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than July 22, 1997.

CERTAIN INFORMATION CONCERNING THE COMPANY

  The authorized stock of the Company consists of (a) 25,000,000 shares of Common Stock and (b) 2,500,000 shares of preferred stock, $.01 par value. The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on June 19, 1997, there were 12,552,951 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights. None of the Company's 2,500,000 authorized shares of preferred stock have been issued. The Board currently consists of five members.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVES OFFICERS OF THE COMPANY

  To the extent the Board will consist of persons who are not Purchaser Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The current directors and executive officers of the Company, their ages, and their positions and terms of office with the Company are set forth below.

                                                                          DIRECTOR
NAME                      AGE                  POSITION                    SINCE
----                      ---                  --------                   --------
Eugene Y. Lu............   42 Chairman of the Board, President, and Chief   1984
                               Executive Officer of the Company
David L. Kelly..........   42 Vice President, Hardware Engineering, and
                               Assistant Secretary
Vic Sangveraphunsiri....   45 Vice President, Systems Engineering, and
                               Director of Asia Pacific Operations
Ronald J. Sipkovich.....   55 Vice President, Finance and Administration,
                               Chief Financial Officer, and Secretary
Philip A. Harding(1)(2).   64 Director of the Company                       1985
Therese E. Myers(1)(3)..   52 Director of the Company                       1990
Kenneth W.                 62 Director of the Company                       1990
 Simonds(1)(2)(3).......
Chun Win Wong...........   61 Director of the Company                       1986

--------
(1) Member of the Audit Committee of the Company.

(2) Member of the Nominating Committee of the Company.

(3) Member of the Compensation Committee of the Company.

  Eugene Y. Lu, age 42, the founder of the Company, has been President, Chief Executive Officer and a director of the Company since its inception in 1984. In August 1990, Mr. Lu was elected Chairman of the Board of Directors. Mr. Lu received a Bachelor of Science degree in Electrical and Electronic Engineering from California State Polytechnic University in Pomona.

  David L. Kelly, age 42, has been Vice President of Hardware Engineering since joining the Company in 1984. Mr. Kelly also serves as Assistant Secretary of the Company. Mr. Kelly studied electrical and electronic engineering at California State Polytechnic University at Pomona and California State University, Fullerton.

  Vic Sangveraphunsiri, age 45, has been Vice President of Systems Engineering since joining the Company in 1986. Since May 1995, Mr. Sangveraphunsiri has also been serving as the Company's Director of Asia-Pacific Operations. Mr. Sangveraphunsiri holds a Master of Science degree in Electrical and Electronic Engineering from the University of Cincinnati and a Bachelor of Science degree in Electrical Engineering from the University of Louisville.

  Ronald J. Sipkovich, age 55, has been Vice President of Finance and Administration, Chief Financial Officer and Secretary since July 1992. Since joining the Company in December 1989 and prior to July 1992, Mr. Sipkovich served as the Company's Corporate Controller and Director of Financial Planning. Mr. Sipkovich studied accounting and finance at Pepperdine University in Los Angeles, California.

  Philip A. Harding, age 64, has been a director of the Company since 1985. Mr. Harding is presently the Chief Executive Officer and a director of Multi-Fineline Electronix, Inc. in Santa Ana, California, a privately held manufacturer of electronics products that is majority-owned by Wearnes Technology (Private) Limited ("Wearnes Technology") and its affiliates. From 1984 to 1989, he was Chief Executive Officer of Wearnes Technology's affiliate Weltec Digital, Inc., a private company, where he currently serves as Chairman of the Board of Directors. Mr. Harding received his Master of Science degree from Columbia University and his Bachelor of Science degree from Cooper Union College.

  Therese E. Myers, age 52, has been a director of the Company since August 1990. Ms. Myers founded Bouquet Multimedia, a provider of multimedia software to the PC industry, in 1994, and has served as that company's Chief Executive Officer since that time. From 1982 to 1994, Ms. Myers was President and a director of Quarterdeck Office Systems, a supplier of software to the computer industry. Ms. Myers received her Bachelor of Arts degree in Economics from Newton College of the Sacred Heart. She holds a Master of Administration degree from the Graduate School of Industrial Administration at Carnegie Mellon University.

  Kenneth W. Simonds, age 62, has been a director of the Company since August 1990. Mr. Simonds currently serves as Chairman of the Board of NeoVista Solutions, Inc., a private company, and is a director of Printrak International, Inc., a public company, and File Tek, Inc., and Hampton Products International, both of which are privately held companies. From 1987 to 1989, Mr. Simonds served as the Chairman of the Board of Teradata Corporation, a manufacturer of fault-tolerant database management computer systems based in Los Angeles. Mr. Simonds received a Bachelor of Science degree from East Tennessee State University.

  Chun Win Wong, age 61, has been a director of the Company since 1986 with the investment in the Company by Wearnes Technology, the Company's single largest stockholder. Since 1994, Mr. Wong has served as Chairman of the Board of Wearnes Technology. From 1983 to 1994, Mr. Wong served as Managing Director of Wearnes Technology. He also serves on the Board of Directors of Wearnes Technology's parent corporation, WBL Corporation Limited, and a number of its affiliates. WBL Corporation Limited is a public company listed on the Singapore stock exchange. Mr. Wong also serves on the board of Integrated Silicon Solution, Inc., a public company. Mr. Wong received an Associate degree in Electrical Engineering from the Royal Melbourne Institute of Technology.

BOARD MEETINGS AND COMMITTEES

  The Board has a standing Audit Committee, a standing Compensation Committee, and a standing Nominating Committee. The Audit Committee, which held one meeting during fiscal 1996, consists of Philip A. Harding, Therese E. Myers and Kenneth W. Simonds. The Audit Committee recommends engagement of the Company's independent accountants and is primarily responsible for approving the services performed by the Company's independent accountants and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Compensation Committee consists of Therese E. Myers and Kenneth W. Simonds. The Compensation Committee held one meeting during fiscal 1996. The Compensation Committee is responsible for reviewing and administering the Company's various incentive plans, including the cash compensation levels of members of management, the Company's bonus plan and the Company's 1996 Stock Option/Stock Issuance Plan. The Nominating Committee was formed during fiscal 1996 and consists of Philip
A. Harding and Kenneth W. Simonds. The Nominating Committee is responsible for reviewing candidates for the Company's Board of Directors. The Nominating Committee did not meeting during fiscal 1996.

  During the fiscal year ended September 30, 1996, the Company's Board of Directors met four times. No incumbent director attended fewer than 75% of the aggregate meetings of the Board of Directors and meetings of the committees of the Board on which he or she served.

  There is no family relationship between any director or executive officer of the Company.

                    PRINCIPAL HOLDERS OF VOTING SECURITIES
                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information with respect to the only persons who (to the Company's knowledge) beneficially owned more than 5% of the Common Stock of the Company as of June 19, 1997.

                                                  BENEFICIAL  AMOUNT AND NATURE
     NAME AND ADDRESS OF BENEFICIAL OWNER         OWNERSHIP  OF PERCENT OF CLASS
     ------------------------------------         ---------- -------------------
     Wearnes Technology (Private) Limited........ 4,780,549           38%
      801, Lorong 7 #07-00
      Toa Payoh, Singapore 1231

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth, as of June 19, 1997, for each of (i) each member of the Board, the Company's Chief Executive Officer and each of the next four most highly compensated executive officers of the Company and (ii) all directors and executive officers as a group the number of shares and percentage of outstanding Common Stock of the Company beneficially owned. Each person named in the table has sole investment power and sole voting power with respect to the shares of the Common Stock set forth opposite such person's name, except as otherwise indicated.

                                                                  PERCENTAGE OF
             NAME OF INDIVIDUAL OR            SHARES BENEFICIALLY  COMMON STOCK
         NUMBER OF PERSONS IN GROUP(1)              OWNED(2)      OUTSTANDING(2)
         -----------------------------        ------------------- --------------
   Eugene Y. Lu(3)..........................        495,594            3.9%
   Philip A. Harding(4).....................         45,704              *
   Therese E. Myers.........................         20,000              *
   Kenneth W. Simonds.......................         12,500              *
   Chun Win Wong(4).........................         50,000              *
   David L. Kelly...........................         67,779              *
   Vic Sangveraphunsiri.....................         76,444              *
   Ronald J. Sipkovich......................         87,138              *
   All executive officers and directors as a
    group
    (9 persons)(4)..........................        855,159            6.6%

--------
 * Less than 1%

(1) Unless otherwise indicated, the address of each individual named in the table is c/o Advanced Logic Research, Inc., 9401 Jeronimo Road, Irvine, California 92618.

(2) The shares listed on the table include the following stock options exercisable on or within 60 days after June 19, 1997: Mr. Lu--79,168 shares; Messrs. Harding and Wong, and Ms. Myers--20,000 shares each; Mr. Simonds--12,500 shares; Mr. Kelly--67,779 shares; Mr. Sangveraphunsiri-- 76,444 shares; Mr. Sipkovich--87,138 shares; and all directors and executive officers as a group--383,029.

(3) Includes 6,426 shares of Common Stock held of record by Mr. Lu's wife.

(4) Excludes 4,780,549 shares of Common Stock owned by Wearnes Technology (Private) Limited. While Mr. Wong serves as a director of Wearnes Technology and certain of its affiliates, and Mr. Harding is the chief executive officer and a director of an affiliate of Wearnes Technology, they disclaim beneficial ownership of Wearnes Technology's shares.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION
                  CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  The following table shows, for the three most recently ended fiscal years, the compensation paid or accrued for those years to the Chief Executive Officer of the Company and to each of the four most highly compensated executive officers of the Company other than the Chief Executive Officer whose aggregate annual salary and bonus paid in compensation for services rendered in all the capacities in which they served exceeded $100,000 for the Company's last fiscal year (the "Named Executives"):

                          SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                  ANNUAL COMPENSATION(1)          COMPENSATION AWARDS
                              ------------------------------ -----------------------------
                                                             SECURITIES
 NAME OF INDIVIDUAL AND                                      UNDERLYING     ALL OTHER
   PRINCIPAL POSITION    YEAR SALARY($) BONUS($) OTHER($)(2) OPTIONS(#) COMPENSATION($)(3)
 ----------------------  ---- --------- -------- ----------- ---------- ------------------
Eugene Y. Lu ........... 1996  383,636  130,204    18,445      50,000         5,440
 Chief Executive Officer 1995  383,840   60,639    26,641     100,000         5,370
                         1994  353,030   61,777    28,239      50,000         6,229

David L. Kelly.......... 1996  170,000   65,102    10,316      25,000         4,761
 Vice President,         1995  161,827   30,319    19,566      50,000         4,275
 Hardware Engineering    1994  148,750   30,889    18,680      20,000         4,921

David G. Kirkey......... 1996  200,000   65,102    11,600      25,000         5,136
 Vice President,         1995  193,949   30,319    20,942      50,000         5,857
 Sales                   1994  157,500   30,889    24,488      20,000         4,271

Vic Sangveraphunsiri.... 1996  170,000   65,102    10,806      25,000         4,212
 Vice President,         1995  172,134   30,319    20,209      50,000         4,898
 Systems Engineering     1994  148,750   30,889    18,186      20,000         5,299

Ronald J. Sipkovich..... 1996  170,000   65,102    10,208      25,000         5,204
 Vice President,         1995  161,827   30,319    19,128      50,000         5,400
 Finance and
  Administration         1994  148,750   30,889    19,009      20,000         4,921

--------
(1) Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of these officers.

(2) Amounts of Other Annual Compensation shown for officers include the cost of (i) health and dental insurance premiums for providing coverage to spouses and dependents, (ii) insurance which provides reimbursement for a portion of the health and dental costs in excess of the amount payable under the Company's group health and dental plans, and (iii) tax and financial planning advice by third parties.

(3) All Other Compensation consists of 401(k) matching contributions and supplemental life insurance payments by the Company. As to the amounts listed for fiscal 1996, $4,750, $4,071, $4,446, $3,522, and $4,514 represent matching contributions by the Company under its 401(k) plan for Messrs. Lu, Kelly, Kirkey, Sangveraphunsiri, and Sipkovich, respectively.

STOCK OPTION GRANTS

  The following table sets forth information concerning the grant of stock options made during the fiscal year ended September 30, 1996:

                                                                              POTENTIAL REALIZABLE
                                                                                VALUE AT ASSUMED
                                                                              ANNUAL RATES OF STOCK
                                                                               PRICE APPRECIATION
                                          INDIVIDUAL GRANTS                    FOR OPTION TERM(3)
                         ---------------------------------------------------- ----------------------
                                    PERCENT OF TOTAL
                         NUMBER OF     SECURITIES
                         SECURITIES    UNDERLYING
                         UNDERLYING OPTIONS GRANTED   EXERCISE OR
                          OPTIONS     TO EMPLOYEES   BASE PRICE(2) EXPIRATION
          NAME           GRANTED(1)     IN 1996         ($/SH)        DATE      5%($)      10%($)
          ----           ---------- ---------------- ------------- ---------- ---------- -----------
Eugene Y. Lu............   50,000         8.3            7.00       9/19/06      222,436    565,049

David Kelly.............   25,000         4.2            7.00       9/19/06      111,218    282,524

David Kirkey............   25,000         4.2            7.00       9/19/06      111,218    282,524

Vic Sangveraphunsiri....   25,000         4.2            7.00       9/19/06      111,218    282,524

Ronald Sipkovich........   25,000         4.2            7.00       9/19/06      111,218    282,524

--------
(1) All options were granted under the Company's Flexible Stock Incentive Plan on August 20, 1996. Each of the options vests monthly over three years from the grant date and is first exercisable one year from the grant date. Each option has a maximum term of ten years and one month from the grant date, subject to earlier termination in the event of the optionee's cessation of employment with the Company.

(2) The exercise price per share of the options granted represented the fair market value of the underlying shares of Common Stock on the date the respective options were granted. The exercise price may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The Company may also fund the option exercise by loaning the optionee sufficient funds to pay the exercise price of the purchased shares.

(3) The potential realizable value is calculated from the closing price of Common Stock on August 20, 1996, the date of grant to officers. These amounts represent certain assumed annual rates of appreciation over the ten-year-and-one-month option period. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

STOCK OPTION EXERCISES

  The following table sets forth information concerning the exercise of stock options during the fiscal year ended September 30, 1996 by the Company's Chief Executive Officer and other Executive Officers and the value of unexercised options at the fiscal year-end:

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                               NUMBER OF
                                                         UNEXERCISED SECURITIES     VALUE OF UNEXERCISED
                                                          UNDERLYING OPTIONS AT    IN-THE-MONEY OPTIONS AT
                                                          SEPTEMBER 30, 1996(#)   SEPTEMBER 30, 1996($)(2)
                         SHARES ACQUIRED     VALUE      ------------------------- -------------------------
NAME                     ON EXERCISE(#)  REALIZED($)(1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     --------------- -------------- ----------- ------------- ----------- -------------
Eugene Y. Lu............     221,109        783,324       20,834       93,057        84,381      228,649

David Kelly.............      31,109        108,638       69,029       46,112       188,827      112,294

David Kirkey............      30,000        119,096       70,138       46,112       189,860      112,294

Vic Sangveraphunsiri....      52,444        161,568       47,694       46,112       106,042      112,294

Ronald Sipkovich........      25,000         97,014       73,388       46,112       239,318      112,294

--------
(1) Based on the fair market value per share of the shares on the exercise date less the exercise price paid for those shares.

(2) Based on a fair market value of $8.25 per share of Common Stock at September 30, 1996 (based on the closing selling price on The Nasdaq Stock Market) less the exercise price.

COMPENSATION OF DIRECTORS

  Directors who are not officers of the Company receive an annual retainer of $8,000, plus $2,000 per regular or special Board meeting attended and $500 for attending any committee meeting not held on the same day as a regular or special Board meeting. Directors also receive stock options pursuant to the Directors' Nonqualified Stock Option Plan.

INDEMNIFICATION

  Article Ten of the Certificate of Incorporation of the Company limits the personal liability of directors of the Company and Article Nine of the By-Laws of the Company provides for indemnification of the officers and directors of the Company. A copy of such Article Ten of the Certificate of Incorporation has been filed as Exhibit 6 to the Schedule 14D-9 and is incorporated herein by reference in its entirety. A copy of Article Nine of the By-Laws has been filed as Exhibit 7 to the Schedule 14D-9 and is incorporated herein by reference in its entirety.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During the fiscal year ended September 30, 1996, the Compensation Committee consisted of Ms. Myers and Mr. Simonds. During fiscal 1996, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity, any of whose officers served either on the Board or on the Compensation Committee of the Company.

                            COMPENSATION COMMITTEE
                       REPORT ON EXECUTIVE COMPENSATION

  The Company's Compensation Committee ("Committee") of the Board of Directors is composed of independent outside directors, Mr. Simonds and Ms. Myers. The Committee reviews and administers the Company's various incentive plans, including the cash compensation levels of members of management, the Company's bonus plan and the Company's 1996 Stock Option/Stock Issuance Plan.

  General Compensation Policy. The Committee's fundamental compensation policy is to make a substantial portion of an executive's compensation contingent upon the financial performance of the Company. Accordingly, in addition to each executive's base salary, the Company offers semi-annual and annual bonuses which are tied to the Company's achievement of financial performance goals. The Company also offers stock option awards to its executive officers, as the Committee believes that its stockholders are benefited through the alignment of the long-term interests of stockholders and employees by providing certain employees an equity interest in the Company.

  Base Salary. The Committee annually reviews the compensation package provided to executive officers including their base salaries, the bonus plan and stock option awards under the Plan.

  Fiscal 1996 Cash Bonus Plan. The Company's Fiscal 1996 Cash Bonus Plan is designed to provide officers with incentives for higher levels of performance while establishing minimum acceptable performance thresholds. The Company's Fiscal 1996 Cash Bonus Plan consists of semi-annual and annual bonuses based on the Company achieving certain operating performance criteria. The operating criteria consist of 30% revenue growth over the comparable year-to-date period in the preceding fiscal year and a net income target of 5% of revenue for the year-to-date period being measured with minimum thresholds established at 5% revenue growth over the year-ago period with a minimum net income threshold of 1% of revenue. The maximum aggregate amount of quarterly and annual bonuses based on achieving the performance goals was $180,000 for the CEO and $90,000 for each of the other executive officers. Actual bonuses are calculated on a pro rata basis between the minimum threshold and operating goal points. During fiscal 1996, bonuses totaling $60,049 and $30,025 were paid to the CEO and each executive officer, respectively, for achieving operating performance goals for the first six months ended March 31, 1996. Additionally, bonuses totaling $50,155 and $25,077 were accrued at year-end for the CEO and each executive officer, respectively, for achieving operating performance goals for fiscal 1996. The Company's Fiscal 1996 Cash Bonus Plan also has an annual maximum discretionary component of $50,000 for the CEO and $25,000 for each of the other executive officers. The award of the discretionary component is subject to the Company achieving certain operational milestones. Bonuses totaling $20,000 for the CEO and $10,000 for each of the other executive officers were accrued at year-end under the discretionary component of the Company's Fiscal 1996 Cash Bonus Plan.

  Stock Option Awards. The Company's Flexible Stock Incentive Plan was adopted in 1990 and provides for the granting of stock options, stock bonuses, stock appreciation rights or rights to purchase stock for up to an aggregate of not more than the greater of (i) 10% of the authorized shares of Common Stock, or
(ii) 15% of the shares of Common Stock outstanding as of the close of business on the Company's immediately preceding fiscal year. The Committee grants stock options at prices not less than the fair market value of the Common Stock on the grant date. The options generally vest monthly over thirty-six months and are first exercisable twelve months from the grant date. Grants to executives and other key employees are based on their responsibilities and relative positions in the Company as well as industry peer group comparisons. As stock options are tied to the future value of the Company's stock they benefit the recipient only when the price of the Company's Common Stock increases above the option grant price thus providing a direct linkage with stockholder interest. Therefore, the stock option program serves as the Company's only long-term incentive and retention tool for executives and other key employees. Subject to approval of Proposal 2, the 1996 Stock Option/Stock Issuance Plan will be the successor to the Flexible Stock Incentive Plan.

  CEO Compensation. In setting the base salary for Eugene Y. Lu, the Company's Chairman, President and Chief Executive Officer, for 1996, the Committee sought to provide him with a level of salary competitive with the salaries paid to chief executive officers of similarly-sized companies in the industry. There was no intent on the Committee's part to have this particular component of Mr. Lu's compensation affected to any significant degree by the Company's performance factors. In addition to his base salary, Mr. Lu received certain bonuses for fiscal 1996 as follows: as indicated above under the title Fiscal 1996 Cash Bonus Plan, Mr. Lu received a cash bonus totaling $110,204 based on the Company successfully achieving operating performance goals for fiscal 1996. Mr. Lu was also awarded a discretionary bonus totaling $20,000 for achieving certain operational milestones during fiscal 1996. In recognition of his contribution to the Company's successful performance in fiscal 1996, the Committee also awarded him a stock option for 50,000 shares.

  Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation (other than performance-based compensation) exceeding $1 million paid to certain of the corporation's executive officers. It is not expected that the compensation to be paid to the Company's executive officers for fiscal 1997 will exceed the $1 million limit per officer. In addition, the 1996 Stock Option/Stock Issuance Plan contains certain provisions intended to assure that any compensation deemed paid in connection with the exercise of stock options granted under that plan with an exercise price equal to the market price of the option shares on the grant date will qualify as performance-based compensation.

                            COMPENSATION COMMITTEE

                    Therese E. Myers    Kenneth W. Simonds

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities (the "Ten Percent Stockholders"), to file reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the Commission. Executive officers, directors and the Ten Percent Stockholders are required to furnish the Company with copies of such reports. Based solely on its review of the copies of such Forms received by the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended September 30, 1996, the Company's executive officers, directors, and Ten Percent Stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN TRANSACTIONS

  Shares held by Wearnes Technology (Private) Limited ("Wearnes Technology") represent approximately 38% of the outstanding Shares. From time to time the Company purchases components and finished goods from Wearnes Technology and its affiliates totaling approximately $3,000 during the fiscal year ended September 30, 1996.

                      COMPARATIVE STOCK PERFORMANCE GRAPH

STOCK PERFORMANCE GRAPH

  The following graph compares the Company's cumulative total return to the Standard & Poors ("S&P") 500 Composite Index and the S&P Computers (Hardware)- 500 (formerly called Computer Systems Composite Index) since September 30, 1991. The stockholder return assumes $100 invested at the beginning of the period in Company Common Stock, the S&P 500 Composite Index and the S&P Computers (Hardware)-500 Systems. The total return calculation assumes reinvestment of all dividends for the two indexes. The Company has not paid any dividends since September 30, 1991.

                                   TABLE IV
                     COMPARISON OF CUMULATIVE TOTAL RETURN

                             [GRAPH APPEARS HERE]


  The data points depicted on the graph are as follows:

                                                   FISCAL YEAR ENDED SEPTEMBER
                                                               30,
                                                  -----------------------------
                                                  1991 1992 1993 1994 1995 1996
                                                  ---- ---- ---- ---- ---- ----
Advanced Logic Research, Inc..................... $100 $ 35 $ 26 $ 33 $ 65 $ 69
S&P 500 Composite Index..........................  100  111  125  130  169  203
S&P Computers (Hardware)-500.....................  100   83   56   81  117  142

                                                                        ANNEX B


                                                                  June 19, 1997

Board of Directors
Advanced Logic Research, Inc.
9401 Jeronimo
Irvine, CA 92618

Ladies and Gentlemen:

  Advanced Logic Research, Inc. (the "Company"), Gateway 2000, Inc. ("Parent") and a wholly-owned subsidiary of Parent ("Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase any and all shares of the Company's common stock, par value $.01 per share (the "Shares"), at a minimum price of $15.50 per Share in cash. The Agreement also provides that, following consummation of the Offer, Purchaser will merge with the Company in a transaction (the "Merger") in which each share of the Company's common stock will be converted into the right to receive cash equal to the higher of $15.50 or the amount per Share paid in the Offer. As a condition to Parent and Purchaser entering into the Agreement, Parent and Purchaser have requested that certain stockholders of the Company, who own an aggregate of 41.8% of the Company's outstanding Shares, enter into stockholders agreements ("Stockholders Agreements"), pursuant to which each such stockholder would agree to vote in favor of the Merger, to grant Parent an irrevocable proxy to vote such Shares in favor of the Merger, to tender all Shares owned by such stockholder to Purchaser in the Offer, and to grant to Parent an option to purchase such Shares for a purchase price of $15.50 per share in certain circumstances. For purposes of this letter, the Offer and the Merger are sometimes collectively referred to as the "Proposed Transaction."

  You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

  In arriving at the opinion set forth below, we have, among other things:

  (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended September 30, 1996 and the Company's Forms 10-Q and the related unaudited financial information for the quarters ended December 31, 1996 and March 31, 1997;

  (2) Reviewed Parent's Annual Reports, Forms 10-K and related financial information for the five fiscal years ended December 31, 1996 and Parent's Form 10-Q and the related unaudited financial information for the quarter ended March 31, 1997;

  (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

  (4) Conducted discussions with members of senior management of the Company concerning its business and prospects;

  (5) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be relevant;

  (6) Compared the financial position and results of operations of the Company with those of certain publicly traded companies which we deemed to be relevant;

  (7) Compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other business combinations which we deemed to be relevant;

  (8) Reviewed a draft of the Agreement dated June 17, 1997;

  (9) Reviewed a draft of the Stockholders Agreement dated June 17, 1997; and

  (10) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have assumed that the financial forecasts examined by us were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets, liabilities (contingent or otherwise) or technologies of the Company nor have we been furnished with any such evaluations or appraisals. Our opinion is based upon economic, monetary and market conditions existing on the date hereof. We have further assumed with your consent that the transactions contemplated by the draft Agreement and draft Stockholders Agreement reviewed by us will be consummated in accordance with the terms of such agreements, without any further amendment thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

  Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should accept the Offer or how any such stockholder should vote on the Merger. This opinion does not address the relative merits of the Proposed Transaction and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Proposed Transaction or the decision of the Board of Directors of the Company to proceed with the Proposed Transaction. In connection with its engagement, PaineWebber Incorporated was not requested or authorized by the Board of Directors to solicit, and did not solicit, potential proposals from any third parties with respect to the acquisition of the Company.

  This opinion has been prepared for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in any Schedule 14D-1 filed by Parent or any Schedule 14D-9 filed by the Company with the Securities and Exchange Commission in connection with the Proposed Transaction.

  PaineWebber Incorporated is currently acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee upon consummation of the Merger. In the past, PaineWebber Incorporated and its affiliates have provided investment banking services to the Company and have received fees for rendering these services.

  In the ordinary course of its business, PaineWebber Incorporated may trade the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long and short positions in such securities.

  On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED


                                          By:
                                             -------------------------------